Oppenheimer Principal Protected Main Street Fund II
Period Ending 2-28-2011
Exhibit 77C

On March 18, 2011, a special meeting of the shareholders of Oppenheimer Principal Protected Main Street Fund II ("Principal Protected Main Street Fund II") was held for the purpose of voting on an Agreement and Plan of Reorganization between Principal Protected Main Street Fund II and Oppenheimer Main Street Fund® ("Main Street Fund"), and the transactions contemplated thereby, including: (a) the transfer of substantially all the assets of Principal Protected Main Street Fund II to Main Street Fund in exchange for Class A, Class B and Class C shares of Main Street Fund; (b) the distribution of shares of Main Street Fund to the corresponding Class A, Class B and Class C shareholders of Principal Protected Main Street Fund II in complete liquidation of Principal Protected Main Street Fund II; and (c) the cancellation of the outstanding shares of Principal Protected Main Street Fund II.   981,875 affirmative votes were cast, 39,126 negative votes were cast, and 141,227 votes abstained.